1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 15, 2004

For the month of September 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X                         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                               No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 10/16/2004	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on September 16, 2004: To clarify the report on Economic Daily News on 9/16
99.2	Announcement on September 16, 2004: Ricoh Extends Partnership with UMC to 90nm
99.3	Announcement on September 20, 2004: To announce related materials on acquisition of machinery and equipment
99.4	Announcement on September 22, 2004: Announcement in connection with the conversion sale of common shares of UMC by shareholders in the form of ADS
99.5	Announcement on October 7, 2004: To announce related materials on acquisition of machinery and equipment
99.6	Announcement on October 7, 2004: September Sales
99.7	Announcement on October 7, 2004: To announce related materials on disposal of MediaTek Incorporation securities
99.8	Announcement on October 13, 2004: To announce related materials on disposal of MediaTek Incorporation securities
99.9	Announcement on October 15, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To clarify the report on Economic Daily News on 9/16

1.	Name of the reporting media: Economic Daily News

2.	Date of the report: 2004/09/16

3.	Content of the report: Xilinx’s warning may hurt UMC’s sales

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information:

(1)	UMC emphasizes and protects the confidentiality of the customers’ business condition. The Company’s policy is not to comment on customers’ business.

(2)	UMC restates that the Company’s revenue in 04Q3 will keep growing, compared with the revenue in 04Q2.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

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Exhibit 99.2

Ricoh Extends Partnership with UMC to 90nm

1.	Date of occurrence of the event: 2004/09/16

2.	Cause of occurrence:

HSINCHU, Taiwan, September 15, 2004 — UMC (NYSE: UMC; TSE: 2303), a world leading semiconductor foundry, today announced the extension of its partnership with Ricoh Company for the manufacturing of Ricoh’s ASIC and image processor products on 90nm technology. Ricoh will utilize the foundry’s L90 Standard Performance (SP) process device option with low-k dielectrics to meet the speed and performance requirements of its next generation product lines.

Kenji Wakabayashi, general manager of Ricoh Imaging System LSI Development Center, said, “90nm readiness and maturity were key factors in our foundry partner selection process for our upcoming product line. After careful evaluation, we chose UMC to manufacture our 90nm ASIC and image processor ICs due to the foundry’s industry leadership position and mass production experience in 90nm technology.”

UMC delivered its first 90nm customer chips in March of 2003. The company is currently fully qualified and in volume production for a number of 90nm customer products. UMC’s 90nm process incorporates up to nine copper metal layers, triple gate oxide and a multiple Vt option.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/06/17~2004/09/17

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 6; average unit price: $103,137,200 NTD; total transaction price: $618,823,200 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.4

Announcement in connection with the conversion sale of common shares of UMC by shareholders in the form of ADS

1. Date of occurrence of the event: 2004/09/22

2. Cause of occurrence:

(1)	Holders of common shares who are interested in selling his/her/its common shares by participating in the conversion sale program shall satisfy the following eligibility requirements under the policy of UMC Conversion Sale Program:

A.	Minimum number of shares held: The minimum number of common shares held by any selling shareholder and eligible for sale shall not be less than 0.04% of the total outstanding common shares, i.e., 7,002,665 shares as of September 22, 2004.

B.	Minimum holding period: The selling shareholder shall hold the required minimum number of common shares to be offered for sale under the program for a minimum period of one year (at least from 2003/09/22 to 2004/09/21).

C.	Status of shareholder: The selling shareholder must not be an affiliate (as defined under U.S. securities laws) of UMC. In addition, UMC’s management and employees are prohibited from participating in the Program.

(2)	The aggregate number of common shares sold in this program shall not exceed 1% of the total outstanding common shares of UMC.

(3)	Any interested and eligible shareholders may contact SinoPac Securities (Address: 2F,9-1 Chien Kuo N. Rd.,Sec.2, Taipei, Taiwan TEL:(02)2518-7190,2508-8834) and pick up application documents beginning from September 27, 2004. The deadline for applicants to sumbit with SinoPac Securities the application form and all necessary documentation shall be 5pm, October 15, 2004. More detailed information can be found on the Company’s website: www.umc.com

3.Countermeasures: None

4.Any other matters that need to be specified: None

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Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/08/03~2004/10/06

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 12; average unit price: $75,870,223 NTD; total transaction price: $910,442,680 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.6

United Microelectronics Corporation

October 7, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
September	Invoice amount	11,793,001	7,593,464	4,199,537	55.30%
2004	Invoice amount	91,635,400	63,208,960	28,426,440	44.97%
September	Net sales	11,864,195	7,521,381	4,342,814	57.74%
2004	Net sales	89,083,066	61,142,874	27,940,192	45.70%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	35,495,688
UMC’s subsidiaries	23,419	23,481	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	70,991,375
UMC’s subsidiaries	-474	178,638	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1	Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2	Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	15,000
Financial instruments	Interest rate swap
Mark to market value	-293

b	Trading purpose : None

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Exhibit 99.7

To announce related materials on disposal of MediaTek Incorporation securities

1. Name of the securities: Common shares of MediaTek Incorporation

2. Trading date: 2004/04/06~2004/10/07

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,400,000 shares; average unit price: $249.80 NTD; total amount: $349,726,000 NTD

4. Gain (or loss) (not applicable in case of acquisition of securities): $331,206,923 NTD

5. Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 82,137,520 shares; amount: 1,027,996,924 NTD; percentage of holdings: 10.68%; status of restriction of rights: No

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.82%; ratio of shareholder’s equity: 32.83%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9. Do the directors have any objections to the present transaction? None

10. Any other matters that need to be specified: None

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Exhibit 99.8

To announce related materials on disposal of MediaTek Incorporation securities

1. Name of the securities: Common shares of MediaTek Incorporation

2. Trading date: 2004/10/08~2004/10/13

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,305,000 shares; average unit price: $230.33 NTD; total amount: $300,583,000 NTD

4. Gain (or loss) (not applicable in case of acquisition of securities): $284,250,195 NTD

5. Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 80,832,520 shares; amount: 1,011,664,120 NTD; percentage of holdings: 10.51%; status of restriction of rights: No

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.78%; ratio of shareholder’s equity: 32.77%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9. Do the directors have any objections to the present transaction? None

10. Any other matters that need to be specified: None

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Exhibit 99.9

United Microelectronics Corporation

For the month of September, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of September, 2004

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of August 31, 2004	Number of shares held as of September 30, 2004	Changes

Director	Hon-Jen Wu	34,763,501	34,753,501	(10,000)
Supervisor	Tzyy-Jang Tseng	18,383,959	18,374,959	(9,000)
Vice President	Shih-Wei Sun	12,101,683	12,097,683	(4,000)
Vice President	Henry Liu	11,224,148	11,034,148	(190,000)
Vice President	Ing-Ji Wu	11,513,338	11,503,338	(10,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of August 31, 2004	Number of shares pledge as of September 30, 2004	Changes

—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	September	2004

Semiconductor Manufacturing Equipment	6,478,200	37,223,421
Fixed assets	40,603	185,888

4)	The disposition of assets (NT$ Thousand)

Description of assets	September	2004

Semiconductor Manufacturing Equipment	661	251,305
Fixed assets	0	16,629